June 5, 2007

F. Scott Moody
Chief Executive Officer
AuthenTec, Inc.
100 Rialto Road, Suite 400
Melbourne, FL 32901

> **Re: AuthenTec, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 18, 2007**
> **File No. 333-141348**

Dear Mr. Moody:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 56

1.   We note your response to prior comment 5. Please expand your disclosure about the survey data your committee acquired. For example, please describe the number of semiconductor companies these surveys covered and how your committee considered the two surveys compared to the 17 recently public companies. Please identify the 17 technology companies that have completed their initial public offerings in the past three to four years whose data your compensation committee considered.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Praveen Kartholy at (202) 551-3378 or in his absence, Brian Cascio at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via Fax):   Nancy A. Spangler, Esq.
                 John E. Depke, Esq.
                 Tony Saur, Esq.